

July 2, 2015

<u>Via E-mail</u>
Philip J. Cavatoni
Chief Financial Officer
Alpha Natural Resources, Inc.
One Alpha Place, P.O. Box 16429
Bristol, VA 24209

Re: **Alpha Natural Resources, Inc.**
               Form 10-K for the Year Ended December 31, 2014
               Filed February 26, 2015
               Response Dated June 26, 2015
               File No. 001-32331

Dear Mr. Cavatoni:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2014</u>

<u>Item 2. Properties</u>

<u>Coal Reserves, page 48</u>

1.   Please confirm that in future filings you will include a statement with your mineral reserve table disclosing the mineral price assumptions used to establish the economic viability of your reserves.

You may contact John Coleman at (202) 551-3610 with questions about engineering comments.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining